Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30,
	2006	2005
	(Dollars in thousands, except ratios)
Earnings:
Pretax income	$224,331	$24,225
Fixed charges, net of capitalized interest	52,573	64,878

Earnings before taxes and fixed charges	$276,904	$89,103

Fixed charges:
Interest expense	$48,228	$55,454
Capitalized interest	10,184	2,350
Preferred dividends	289	5,391
Arch Western Resources LLC dividends on preferred membership interest	72	72
Portions of rent which represent an interest factor	3,984	3,961

Total fixed charges	$62,757	$67,228

Ratio of earnings to fixed charges	4.41x	1.33x

(a)	Ratio of earnings to combined fixed charges and preference dividends is computed on a total enterprise basis including our consolidated subsidiaries, plus our share of significant affiliates accounted for on the equity method that are 50% or greater owned or whose indebtedness has been directly or indirectly guaranteed by us. Earnings consist of income from continuing operations before income taxes and are adjusted to include fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense. Preference dividends are the amount of pre-tax earnings required to pay dividends on our outstanding preferred stock and Arch Western Resources, LLC’s preferred membership interest.